UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2025

Chong Li
Chief Executive Officer
EvoNexus Group Ltd
Unit 56 of Factory A on 5th Floor Union Hing Yip Factory Building
No. 20 Hing Yip Street
Kwun Tong, Hong Kong

Re: EvoNexus Group Ltd
Registration Statement on Form F-1
Filed September 8, 2025
File No. 333-290099

Dear Chong Li:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Risk Factors
If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq..., page 39

1. We note that Nasdaq recently proposed a new rule that would require companies principally operating in China, including Hong Kong and Macau, to raise at least $25 million in an initial public offering to list on Nasdaq. Please revise your risk factor to address the potential effects this proposal could have on your ability to list and maintain a listing on the Nasdaq Capital Market Exchange.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ying Li, Esq.